UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in Sundial Growers Inc.’s registration statements on Form F-3 (File No. 333-253169 and File No. 333-253813) and Form S-8 (File No. 333-233156 and File No. 333-262233) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: June 30, 2022	By:	/s/ Jim Keough
	Name:	Jim Keough
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Information Circular, dated June 21, 2022

99.2	Letter of Transmittal with respect to the Common Shares of Sundial Growers Inc.

99.3	Form of Proxy

99.4	User Guide – Virtual Meeting

99.5	Form of Request for Financial Statements